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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paul P. St. Onge Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5586 Post Road
(No. and Street)

East Greenwich RI 02818
(City) (State) (Zip Code)

RECEIVED MAR 01 2002 384

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul P. St. Onge 401-884-9080
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markarian & Meehan, Ltd.
(Name — *if individual, state last, first, middle name*)

336 Main Street, Wakefield RI 02879-3577
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/02

OATH OR AFFIRMATION

I, Paul P. St. Onge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paul P. St. Onge Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Patricia C. St. Onge
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL P. ST. ONGE COMPANY

COMBINED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

PAUL P. ST. ONGE COMPANY
DECEMBER 31, 2001

Table of Contents

MARKAROAN & MEEHAN, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1038
TELECOPIER: (401) 783-0361
336 MAIN STREET, SUITE ONE
WAKEFIELD, RI 02879-3577

INDEPENDENT AUDITORS' REPORT

Mr. Paul P. St. Onge
Paul P. St. Onge Company
East Greenwich, Rhode Island

We have audited the accompanying combined statement of financial condition of Paul P. St. Onge Company (an S corporation) as of December 31, 2001, and the related combined statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Paul P. St. Onge Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The accompanying additional information contained on Pages 12 and 13 are presented for purposes of additional analysis and is not a required part of the basic combined financial statements. Furthermore, the information contained on Page 13 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Markarian & Meehan, Ltd., CPA's

February 26, 2002

PAUL P. ST. ONGE COMPANY
COMBINED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 7,302
Deposit with clearing organization (cash)	25,000
Marketable securities owned - registered investment company, at market value	34,457
Commission and 12(b)(1) fees receivable, net of allowance for doubtful accounts of $-0-	21,124
Total assets	$ 87,883

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities -	
Subordinated borrowings	$ -
Total liabilities	-
Stockholder's equity:	
Common stock - authorized 1,000 shares, no par value, 100 shares issued and outstanding	1,000
Paid-in capital	80,861
Retained earnings	6,022
Total stockholder's equity	87,883
Total liabilities and stockholder's equity	$ 87,883

The accompanying notes are an integral part of these combined financial statements.

PAUL P. ST. ONGE COMPANY
COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions, 12(b)(1) fees, and margin interest	$ 1,345,129
Interest income	3,388
Total revenues	1,348,517
Expenses:	
Commissions	248,384
Equipment and supplies	7,352
Occupancy	12,950
Office	27,921
Professional fees	572,251
Regulatory fees and assessments	4,673
Telephone	5,168
Travel	25,407
Total expenses	904,106
Net income	$ 444,411

The accompanying notes are an integral part of these combined financial statements.

PAUL P. ST. ONGE COMPANY
COMBINED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholder's equity at January 1, 2001	$ 92,118
Common stock issued	1,000
Paid-in capital	80,861
Net income	444,411
Distributions	(530,507)
Stockholder's equity at December 31, 2001	$ 87,883

The accompanying notes are an integral part of these combined financial statements.

PAUL P. ST. ONGE COMPANY
COMBINED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2001	$ -

The accompanying notes are an integral part of these combined financial statements.

PAUL P. ST. ONGE COMPANY
COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 444,411
Adjustment to reconcile net income to net cash provided by operating activities - (increase) decrease in operating asset - Commission and 12(b)(1) fees receivable, net	9,181
Net cash provided by operating activities	453,592
Cash flows from investing activities -	
Purchase of marketable securities owned - registered investment company, net	(623)
Proceeds from issuance of common stock	1,000
Proceeds from paid-in capital	80,861
Net cash provided by investing activities	81,238
Cash flows from financing activities -	
Distributions	(530,507)
Net increase in cash and cash equivalents	4,323
Cash and cash equivalents:	
Beginning of year	2,979
End of year	$ 7,302

Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these combined financial statements.

PAUL P. ST. ONGE COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF ORGANIZATION:

Paul P. St. Onge Company (the Company) was organized effective February 27, 2001 under the corporate laws of the State of Rhode Island. The Company provides broker-dealer services to investors, and in that capacity acts as a broker or dealer with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participations in insurance company separate accounts, whether or not registered as an investment company. All funds are promptly transmitted, and all securities received are promptly delivered in connection with such activities. Prior to incorporation, Mr. Paul P. St. Onge operated as a proprietorship under the name Paul Philip St. Onge Broker-Dealer pursuant to an acceptance of membership with the National Association of Securities Dealers, Inc. (NASD).

In addition, the Company is an introducing broker/dealer for its customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (a clearing broker/dealer). The Company promptly transmits all customer funds and securities to the clearing broker/dealer, which carries and maintains all of the accounts of such customers.

Except for the preceding paragraphs, the Company does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for customers.

NOTE 2 - FINANCIAL STATEMENT PRESENTATION AND NATURE OF THE ACCOUNTS:

The accompanying combined financial statements include the broker-dealer activity of Paul P. St. Onge Company (an S corporation) from April 1, 2001 through December 31, 2001 and Paul Philip St. Onge Broker-Dealer (a proprietorship) from January 1, 2001 through March 31, 2001. Effectively, all assets of the proprietorship were either transferred or assigned to the S corporation on April 1, 2001. Mr. Paul P. St. Onge also conducts business as a sole proprietorship providing investment advisor services. However, the accompanying combined financial statements do not include any activity as an investment advisor in which Mr. Paul St. Onge is engaged or the personal account of the owner.

The combining statement of income on Page 12 provides and allocation of revenues and expenses as a proprietorship and S corporation.

NOTE 3 - ADDITIONAL INFORMATION TO THE COMBINED FINANCIAL STATEMENTS:

The accompanying combined financial statements include additional information relating to the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC). In addition, the SEC generally requires additional information relating to the Computation for Determination of Reserve Requirements under Rule 15c3-3 and the Schedule of Information for Possession or Control Requirements under Rule 15c3-3. However, such additional information is not required for broker-dealers who are exempt from Rule 15c3-3.

Paul P. St. Onge Company qualifies under the exemptive provisions of Rule 15c3-3(k)(2) of the SEC. As such, the additional information noted above is not included in the accompanying financial statements except for the Computation of Net Capital under Rule 15c3-1 of the SEC.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are presented to facilitate the understanding of the financial information in the accompanying combined statements.

Method of Accounting

These combined financial statements are prepared on the accrual basis of accounting. This method recognizes revenues and expenditures when earned or due as opposed to the cash basis of accounting that recognizes revenues and expenditures when received or paid. Commission income from broker-dealer transactions is recorded on a trade date basis.

Estimates

The preparation of combined financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents

For purposes of the combined statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company, with the consent of its stockholder elected under the Internal Revenue Code Section 1362 to be an S corporation effective March 1, 2001. Under the provisions of an S corporation, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his/her proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the combined financial statements for the year ended December 31, 2001.

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION (CASH):

During 1996, the Company established a securities custodianship and clearing relationship with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation. As part of the agreement, the Company was required to maintain a broker's deposit account in the amount of $25,000. Accordingly, a deposit with clearing organization (cash) of $25,000 is reflected on the accompanying combined statement of financial condition at December 31, 2001.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. In addition, Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that stockholder's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $64,893, which was $59,893 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2001.

NOTE 7 - LEASE COMMITMENT:

Effective July 1, 2000, the Company entered into an operating lease agreement with Sterry Associates for office space that expires on June 30, 2004. The lease is for a five-year period and includes periodic increases in the lease payments. However, after thirty (30) months has elapsed in the agreement, the Company has the option to terminate the agreement if it decides to construct or purchase a building. The following is a summary of future minimum lease payments at December 31, 2001.

2002	$ 16,500
2003	16,530
2004	8,280
	$ 41,310

Lease expense charged to the Broker-Dealer account in 2001 was $12,950.

PAUL P. ST. ONGE COMPANY
ADDITIONAL INFORMATION
COMBINING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	1/1/01-3/31/01 Paul Philip St. Onge Broker-Dealer (a proprietorship)	4/1/01-12/31/01 Paul P. St. Onge Company (an S corporation)	Total
Revenues:			
Commissions, 12 (b) (1) fees, and margin interest	$ 708,857	$ 636,272	$ 1,345,129
Interest income	471	2,917	3,388
Total revenues	709,328	639,189	1,348,517
Expenses:			
Commissions	74,435	173,949	248,384
Equipment and supplies	2,203	5,149	7,352
Occupancy	3,881	9,069	12,950
Office	8,367	19,554	27,921
Professional fees	171,490	400,761	572,251
Regulatory fees and assessments	1,400	3,273	4,673
Telephone	1,549	3,619	5,168
Travel	7,614	17,793	25,407
Total expenses	270,939	633,167	904,106
Net income	$ 438,389	$ 6,022	$ 444,411

The accompanying notes are an integral part of these combined financial statements.

PAUL P. ST. ONGE COMPANY
ADDITIONAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 87,883
Deductions and/or charges - nonallowable assets - commission and 12(b)(1) fees receivable from registered investment companies	(17,675)
Net capital before haircuts on securities positions (tentative net capital)	70,208
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Liquid Asset Funds - money market fund	146
All other securities - registered investment company (mutual fund)	5,169
	5,315
Net capital	$ 64,893
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ -
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 59,893
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17 A-5 AS OF DECEMBER 31, 2001)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 64,894
Adjustments	(1)
Net capital per above	$ 64,893

MARKARIAN & MEEHAN, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE (401) 789-1038
TELECOPIER (401) 783-0361
336 MAIN STREET SUITE ONE
WAKEFIELD, RI 02879-3577

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Mr. Paul P. St. Onge
Paul P. St. Onge Company
East Greenwich, Rhode Island

In planning and performing our audit of the combined financial statements of Paul P. St. Onge Company (an S corporation), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the combined financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of combined financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the combined financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Markarian & Meehan, Ltd., CPA's

February 26, 2002